Access One Trust

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

December 4, 2012

VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo

Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Access One Trust Annual Report (File No. 811-21634)

Dear Ms. DiAngelo:

We are writing to respond to the comments that you communicated to us by telephone on September 14, 2012 and October 26, 2012, relating to the Certified Shareholder Report (the “Shareholder Report”) filed January 4, 2012, on Form N-CSR on behalf of Access One Trust (the “Registrant”). For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Shareholder Report.

1.	Comment: For future filings, please enhance the disclosure of how the performance of derivatives, in particular, affected Fund performance in the “Management Discussion of Fund Performance” section of the Shareholder Reports.

Response: In future filings, we represent that we will include a discussion of how derivatives-specific performance affected the Funds’ performance.

2.	Comment: In the expense examples on page 9, the footnotes indicate that expenses are “equal to the average account value over the period multiplied by the Fund’s annualized expense ratio, multiplied by the number of days in the most recent fiscal half year divided by the number of days in the fiscal year (to reflect the one-half year period).” Please provide the actual numbers of days in the most recent fiscal half year and the number of days in the fiscal year. In future filings, please disclose this information.

Response: The number of days in the most recent fiscal half year ended October 31, 2011 was 184. The number of days in the fiscal year ended October 31, 2011 was 365. In future filings, we represent that we will include each of these numbers of days.

3.	Comment: In the expense examples on page 9, please verify that the annualized expense ratios during the period 5/1/11 – 10/31/11 for Access High Yield Fund – Investor Class and Access High Yield Fund – Service Class were 1.90% and 2.90%, respectively.

Response: We have re-calculated the annualized expense ratios during the period 5/1/11 – 10/31/11 and determined that the annualized expense ratio for Access High Yield Fund – Investor Class was 1.90% and the annualized expense ratio for Access High Yield Fund – Service Class was 2.90%.

4.	Comment: The Shareholder Report indicates that returns of capital were distributed to Access Flex High Yield Fund shareholders. Please explain how shareholders were informed of such distributions in compliance with Section 19(a) of the Investment Company Act of 1940.

Response: The Registrant believes that the distribution in question, made in December 2010, was a required distribution paid from taxable ordinary income that did not require a Section 19(a) notice. Specifically, the December 2010 distribution was made in order to meet excise requirements so that the Fund would not have to pay excise taxes. At the time of the distribution, the Fund had enough earnings and profits to support the distribution. Subsequent to the distribution, but before the Fund’s tax year end of October 31, 2011, the Fund accrued a net investment loss that offset the amount of the distribution. This resulted in a tax return of capital that was reported in the Shareholder Report. The Fund has not made any distributions subsequent to December 2010. This situation is an anomaly that was addressed by the Regulated Investment Company Modernization Act of 2010 (the “RIC Modernization Act”). Pursuant to changes implemented by the RIC Modernization Act, net investment losses incurred subsequent to January 1 may now be deferred to the next tax year and are not treated as a return of capital.

5.	Comment: Footnote (d) in the “Financial Highlights” table on page 20 indicates that a capital contribution was made from the Adviser due to corrections of investment transactions. Please further explain what happened to get voluntary proceeds from shares issued. Also, note that AICPA Audit and Accounting Guide for Investment Companies, Chapter 7, Section 122(a) provides examples of different situations when separate line items and enhanced disclosure are necessary for capital contributions.

Response: On August 5, 2011, the Fund’s investments were over exposed to the market due to an incorrect portfolio trading model. The performance on that day was compared to a hypothetical performance model, and it was determined that the Fund incurred a loss of $61,359. ProFund Advisors LLC, the Advisor, voluntarily contributed this amount to the Fund to make up for the loss. The contribution was not made to reimburse the Fund for any specific investment transaction losses, so it was deemed to be more appropriate to include it with capital transactions. The Registrant consulted Section 7.122 of the AICPA Audit and Accounting Guide for Investment Companies and deemed that section (a) did not specifically apply to this situation; however, most of the disclosure recommended in this section was applied such as footnoting the impact to the NAV and total return in the “Financial Highlights” and describing the amount and the circumstances of the payment in the “Notes to Financial Statements.”

6.	Comment: The Shareholder Report indicates that the Advisor will reimburse the Access Flex Bear High Yield Fund if settlement payments related to the Lehman Brothers Holdings, Inc. matter are not made. These receivables now appear to constitute 45% of the Fund’s assets. Please explain the nature of the reimbursement. Is this a guarantee? Please explain why financial statements of the Advisor are not included with the financial statements of the Fund.

Response: The Advisor’s financial statements are not included with the Fund’s financial statements because there is no regulatory requirement or accounting requirement that we can identify that requires the inclusion of such financial statements. The Advisor has contractually agreed to reimburse the Access Flex Bear High Yield Fund for any amount of the Lehman Brothers Holdings, Inc. (“Lehman”) receivable that is not paid in full by Lehman. In our conversation, you referred us to the staff’s position with respect to principal protected funds and Section 3-10 of Regulation S-X. Unlike principal protected funds, the Advisor is not guaranteeing that the Fund shares return the original investment or some other minimum value upon completion of a specified period. Similarly, the Advisor is not providing any guarantee of the registered Fund securities that would require the Advisor to file financial statements pursuant to Section 3-10 of Regulation S-X. The Advisor has only agreed to reimburse the Fund for a particular receivable; the Advisor has not agreed to reimburse Fund shareholders for any losses on their investments. For example, even if the Advisor were to reimburse the Fund for any losses relating to the Lehman receivable, there is no guarantee that the Fund shares themselves will yield positive returns to a shareholder, and such shares could in fact lose significant value due to other portfolio holdings. Accordingly, we do not believe that the receivables agreement that the Advisor has with the Fund constitutes a guarantee that would require the Advisor to include its financial statements with the Fund’s financial statements.

Nevertheless, in future filings, we are willing to add additional disclosures about the receivables agreement and related Lehman obligations. Based on the 2008 AICPA Audit Risk Alert regarding credit support agreement disclosures that you cited us to, we will ensure the following information is disclosed:

•	Date of the receivables agreement;

•	Entities that are parties to the receivables agreement (including clear identification of any affiliated parties);

•	Objectives of the receivables agreement;

•	Triggering events for payments stipulated in the receivables agreement;

•	Receivables subject to the receivable agreement and their fair value at the reporting date;

•	Date of termination of the receivables agreement;

•	Fair value of the receivables agreement;

•	Disclosure of what receivables on the Statement of Assets and Liabilities are carried at fair value;

•	Changes in fair value for the Lehman-related receivable covered by the receivables agreement (to be presented in the Statement of Operations);

•	Change in unrealized appreciation or depreciation for the receivables agreement (to be presented under the caption “change in unrealized appreciation (depreciation) from affiliates”); and

•	Realized gain or loss, if any, relating to the receivables agreement (to be presented separately on the Statement of Operations).

Finally, we note that since the Shareholder Report was filed, Lehman has made a partial payment on the amounts owed to the Access Flex Bear High Yield Fund. Specifically, on October 1, 2012, a payment of $256,770.93 was paid to such fund, reducing the amount owed to the fund by approximately 28% from $925,069.00 to $668,298.07. The next payment from Lehman is scheduled to be made in April 2013.

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In connection with these comments, the Registrant acknowledges: that the Registrant is responsible for the adequacy and accuracy of the disclosures in this filing; that Securities and Exchange Commission (“SEC”) staff comments or changes to this filing in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding these filings, please contact me at (614) 470-8418 or Kenneth C. Fang at ProFund Advisors LLC at (240) 697-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Christopher E. Sabato
Christopher E. Sabato
Treasurer